FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
401 (K) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.

401 (k) Profit Sharing Plan

EIN 37-0404035 PN 002

Accountants’ Report and Financial Statements

December 31, 2011 and 2010

First Mid-Illinois Bancshares, Inc.

401(k) Profit Sharing Plan

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying 2011 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the 2011 audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 27, 2012

Federal Employer Identification Number:  44-0160260

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets

Investments, At Fair Value	$30,392,587	$29,254,151

Receivables
Interest and dividends	80,072	79,797
Notes receivable from participants	380,498	345,443
	460,570	425,240

Total assets	30,853,157	29,679,391

Liability

Refunds due to excess contributions	11,721	-
Other	225	-

	11,946	-

Net Assets Available for Benefits	$30,841,211	$29,679,391

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Investment Income
Net appreciation (depreciation) in fair value of investments	$(801,489)	$1,810,919
Interest and dividends	737,627	625,761
	(63,862)	2,436,680

Interest Income from Notes Receivable from Participants	13,622	16,108

Contributions
Employer	959,620	803,305
Participants	1,062,482	928,553
Rollovers	578,815	230,284

	2,600,917	1,962,142

Total additions	2,550,677	4,414,930

Deductions
Benefits paid to participants	1,388,182	792,068
Other	675	1,633
Total deductions	1,388,857	793,701

Net Increase (Decrease)	1,162,820	3,621,229

Net Assets Available for Benefits, Beginning of Year	29,679,391	26,058,162

Net Assets Available for Benefits, End of Year	$30,841,211	$29,679,391

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least one-half year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted.  The Company makes matching contributions based on discretionary percentages as determined by the Company’s Board of Directors on an annual basis.  For December 31, 2011 and 2010, the matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  For the years ended December 31, 2011 and 2010, the profit sharing contribution was 4% of eligible compensation.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

Forfeited Accounts

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $36,840 and $28,031, respectively.  These accounts are reallocated to participants in the same manner as employer contributions.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Certificates of deposits are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Plan Tax Status

The Plan operated under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by First Mid-Illinois Bank & Trust through September 30, 2011.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on March 31, 2008.  Effective October 1, 2011, the Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by Benefit Plan Consultants Inc.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on March 31, 2008.  The Plan has not obtained or requested a determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2011
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Mutual funds
Equity funds	$(775,082)	$12,016,506
Balanced investment funds	(110,972)	2,510,722
Fixed-income funds	(2,628)	3,023,622
International funds	(301,117)	1,763,262
Common stock	388,310	5,937,724
Money market funds	-	217,480
Certificates of deposit	-	4,923,271

	$(801,489)	$30,392,587

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

	2010
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Mutual funds
Equity funds	$1,421,379	$12,192,691
Balanced investment funds	240,312	2,480,141
Fixed-income funds	18,393	2,432,670
International funds	207,887	1,661,058
Common stock	(77,052)	5,542,167
Money market funds	-	81,673
Certificates of deposit	-	4,863,751

	$1,810,919	$29,254,151

The following amounts are the nonparticipant-directed investments, included in the table above:

	Fair Value at the End of Year
	2011	2010

Certificate of deposit	$684,950	$573,911

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

The fair value of individual investments that represented 5% or more of the Plan’s net assets in either year available for benefits were as follows:

	2011	2010

Federated Max Capital Index Fund	$1,289,593	$1,442,701
Vanguard Growth Index Signal Fund	1,760,709	1,920,403
Dodge & Cox Balanced Fund	1,353,190	1,436,351
Oakmark Global I Fund	1,893,705	2,245,760
T. Rowe Price Mid-Cap Value Fund	2,657,399	2,704,108
First Mid-Illinois Bancshares, Inc. common stock	5,937,724	5,542,167
First Mid-Illinois Bank & Trust certificate of deposit	4,923,271	4,863,751

Interest and dividends realized on the Plan’s investments for the years ended 2011 and 2010 were $737,627 and $625,761, respectively.

Note 4:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2011	2010
Net Assets:
Certificate of deposit	$684,950	$573,911
Interest receivable	550	678

Net assets	$685,500	$574,589

Changes in net assets:
Contributions	$680,070	$588,381
Interest income	4,360	6,151
Transfers to participant-directed investments	(573,519)	(565,815)

Total additions	$110,911	$28,717

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2011 and 2010, participants held 321,828 and 321,285 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $4,923,271 and $4,863,751 at December 31, 2011 and 2010, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 6:	Plan Amendment and Restatement

Effective October 1, 2011, the Plan document was amended and restated to reflect the application of automatic rollover provisions to all distributions of vested balances between $500 and $5,000 with a forced out cash distribution less any mandatory federal withholding for balances under $500 upon severance of employment,  in-service distributions from all fully vested accounts upon the attainment of age 59 ½, requirement for beneficiaries to receive distributions from their account as soon as administratively feasible following the determination of beneficiary status, requiring all distribution be in cash for all sources with the exception of employer stock, allowing installment distributions only for annual required minimum distribution (RMD) amounts,  requiring participant loans be due and payable upon termination of employment or termination of the plan, suspending participant loan payments during military leave of absence, and allowing the maximum participant loan amount to the lesser of 50% of the participant’s vested account balance or $50,000.

Further, effective December 1, 2011, a Roth feature was added allowing participants to make after-tax contributions to a Roth account.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 7:	Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock of the Company and money market and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There were no Level 2 securities.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and includes certificates of deposit valued at amortized costs.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

		2011 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock of the Company	$5,937,724	$5,937,724	$-	$-
Mutual funds:
Equity funds	12,016,506	12,016,506	-	-
Balanced investment funds	2,510,722	2,510,722	-	-
Fixed-income funds	3,023,622	3,023,622	-	-
International funds	1,763,262	1,763,262	-	-
Money market funds	217,480	217,480	-	-
Certificates of deposit	4,923,271	-	-	4,923,271
	$30,392,587	$25,469,316	$-	$4,923,271

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

		2010 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock of the Company	$5,542,167	$5,542,167	$-	$-
Mutual funds:
Equity funds	12,192,691	12,192,691	-	-
Balanced investment funds	2,480,141	2,480,141	-	-
Fixed-income funds	2,432,670	2,432,670	-	-
International funds	1,661,058	1,661,058	-	-
Money market funds	81,673	81,673	-	-
Certificates of deposit	4,863,751	-	-	4,863,751
	$29,254,151	$24,390,400	$-	$4,863,751

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit

Balance, January 1, 2010	$4,182,374
Total interest income included in net increase in net assets available for benefits	70,564
Purchases	2,008,841
Redemptions	(1,398,028)
Balance, December 31, 2010	$4,863,751
Total interest income included in net increase in net assets available for benefits	47,405
Purchases	2,133,488
Redemptions	(2,121,373)
Balance, December 31, 2011	$4,923,271

For the years December 31, 2011 and 2010, realized and unrealized gains and losses included in net increase in net assets available for benefits for the period January 1, 2010, through December 31, 2011, are reported in net appreciation in fair value of investments in the statements of changes in net assets available for benefits.

Note 8:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issuer	Description of Investment	Current

Certificates of Deposit
First Mid-Illinois Bank & Trust*	0.75% due 12/31/12	$684,950
First Mid-Illinois Bank & Trust*	0.750% due 12/31/12	4,238,321
		4,923,271

Common Stock
First Mid-Illinois Bancshares, Inc.*	321,828 Shares	5,937,724

Mutual Funds
American Century Equity Income	92,060 Shares	669,273
American Funds EuroPacific Growth Fund	5,058 Shares	174,750
American Funds EuroPacific Growth F-2	25,121 Shares	882,030
American Funds Capital World Bond F-2	11,060 Shares	226,070
Dodge & Cox Balanced Fund	20,455 Shares	1,353,190
Federated Max Capital Index Fund	101,623 Shares	1,289,593
Federated Total Return Bond Fund	76,297 Shares	860,625
Jensen Quality Growth Fund	27,086 Shares	718,321
Keely Small Cap Value Fund – C	14,293 Shares	333,606
Legg Mason ClearBridge Appreciation Fund	49,392 Shares	678,157
Oakmark Global I Fund	95,353 Shares	1,893,705
Oppenheimer Developing Markets Y	9,061 Shares	262,485
Perkins Mid Cap Value	26,680 Shares	538,404
PIMCO Total Return D	127,206 Shares	1,382,732
Principal High Yield	43,961 Shares	323,113
Principal Real Estate Securities	13,550 Shares	236,440
Royce Low-Priced Stock Fund	29,945 Shares	429,422
RS Emerging Markets Fund	10,314 Shares	217,927
RS Global Natural Resources A	9,970 Shares	344,968
T. Rowe Price Mid-Cap Value Fund	124,236 Shares	2,657,399
T. Rowe Price Small-Cap Stock Fund	2,458 Shares	76,825
T. Rowe Price Retirement 2010 Fund	7,892 Shares	118,061
T. Rowe Price Retirement 2020 Fund	14,117 Shares	223,330
T. Rowe Price Retirement 2030 Fund	25,110 Shares	412,819
T. Rowe Price Retirement 2040 Fund	16,525 Shares	272,172
T. Rowe Price Retirement 2050 Fund	14,255 Shares	131,150
Vanguard GNMA Fund	41,296 Shares	457,152
Vanguard Growth Index Signal Fund	59,807 Shares	1,760,709
Vanguard Windsor II - Admiral	8,517 Shares	389,684
		19,314,112

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2011

Identity of Issuer	Description of Investment	Current

Money Market
Federated Prime Obligation Funds #10	33,987 Units	$33,987
Federated Prime Obligation Funds #396	73,985 Units	73,985
NTHN Institutional Funds Government Select	109,508 Units	109,508
		217,480

		30,392,587

Notes Receivable from Participants*	3.25% to 8.50%	380,498

		$30,773,085

* Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 27, 2012

/s/ William S. Rowland
William S. Rowland
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP